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                                  SCHEDULE 13D

                                 (RULE 13d-101)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
              Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                  Under the Securities Exchange Act of 1934


                                    PNV INC.
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                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
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                         (Title of Class of Securities)


                                    69348A103
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                                 (CUSIP Number)


                               Mr. Russell Cohen
                      125 Catalina Drive, Debary, FL 32713
                                 (407) 668-1139
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                December 29, 2000
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            (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

            * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP NO. 69348A103                    13D                     PAGE 2 OF 5 PAGES
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1.      Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)


        Russell Cohen
        (Social Security Number: 265 13 0680)

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2.      Check the Appropriate Box if a Member of a Group
        (See Instructions)                                      (a)  [   ]
                                                                (b)  [   ]

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3.      SEC Use Only


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4.      Source of Funds (See Instructions)


        PF
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5.      Check if Disclosure of Legal Proceedings is Required Pursuant to Item
        2(d) or 2(e)      [   ]


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6.      Citizenship or Place of Organization


        U.S.A.

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Number of Shares             7. Sole Voting Power
Beneficially Owned by           1,921,919
Each Reporting Person
With

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                             8. Shared Voting Power

                                 -0-
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                             9. Sole Dispositive Power

                                1,921,919

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                            10. Shared Dispositive Power

                                -0-
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11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        1,921,919

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12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [   ]
        (See Instructions)

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13.     Percent of Class Represented by Amount in Row (11)


        12.2%

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14.     Type of Reporting Person (See Instructions)


        IN
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CUSIP NO. 69348A103                    13D                     PAGE 3 OF 5 PAGES
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ITEM 1. SECURITY AND ISSUER.

     The class of equity securities to which this statement refers is the Common Stock (the "Common Stock"), par value $0.001 per share, of PNV Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 11711 N.W. 39th Street, Coral Springs, Florida, 33065.


ITEM 2. IDENTITY AND BACKGROUND

     (A) Russell Cohen (the "Reporting Person")

     (B) Mr. Cohen resides at 125 Catalina Drive, Debary, Florida, 32713.

     (C) Mr. Cohen is a Police Commander with the Longwood Police Department located at 235 West Church Avenue, Longwood, Florida, 32750.

     (D) Mr. Cohen has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the past five years.

     (E) Mr. Cohen has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years which has resulted in subjection to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (F) Mr. Cohen is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Common Stock was acquired by the Reporting Person pursuant to a Purchase and Sale Agreement, dated December 29, 2000, by and among ABRY/Connoisseur, Inc., a Delaware corporation (the "First Seller"), ABRY/Continuity, Inc., a Delaware corporation (the "Second Seller", and together with the First Seller, the "Sellers"), and Russell Cohen, the Reporting Person. This Purchase and Sales Agreement stipulates that the Sellers sold a total of 1,921,919 shares of PNV Inc. Common Stock to the Reporting Person for the aggregate amount of $10,000.00. The break down of the amount of shares sold by the Sellers is as follows:

Entity            Number of Shares  Cash Purchase Price
------            ----------------  -------------------
First Seller      1,886,977        $9,818.19
Second Seller        34,942          $181.81

ITEM 4. PURPOSE OF TRANSACTION.

     Mr. Cohen purchased the Common Stock of the Issuer for personal investment purposes pursuant to the terms of the Purchase and Sale Agreement, described in
Item 3.

     Subject to market conditions, Mr. Cohen may acquire or dispose of the Common Stock on the open market, through privately negotiated transactions or through other transactions he deems beneficial to his interests.

     Mr. Cohen does not have any plans or proposals which would relate to or result in any of the events described in subparagraphs (a) through (j) of Item 4 of Schedule 13-D.

(A) - (J) Not Applicable.



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CUSIP NO. 69348A103                    13D                     PAGE 4 OF 5 PAGES
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ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

(A) - (B) Mr. Cohen has direct beneficial ownership of an aggregate 1,921,919 shares of Common Stock, representing approximately 12.2% of the Issuer's total outstanding Common Stock.

         Mr. Cohen has sole voting and dispositive power with respect to the 1,921,919 shares of Common Stock he owns.

(C) - (E)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.   Description
-----------   -----------
99.1          Purchase and Sale Agreement, dated December 29, 2000, by and among ABRY/Connoisseur, Inc., a Delaware corporation (the "First
              Seller"), ABRY/Continuity, Inc., a Delaware corporation (the
              "Second Seller", and together with the First Seller, the
              "Sellers"), and Russell Cohen, the Reporting Person.


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CUSIP NO. 69348A103                    13D                     PAGE 5 OF 5 PAGES
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                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                RUSSELL COHEN

                                                /s/ Russell Cohen
                                                Date: January 8, 2001